Date: April 28, 2016

RE: Meeting of the shareholders of Timmins Gold Corp. to be held on May 24, 2016 (the “Meeting”)

I, Leslie Kapusianyk, the Corporate Secretary of Timmins Gold Corp. hereby certify that:

(a)	arrangements have been made to have proxy related materials for the Meeting sent in compliance with National Instrument 54-101 (the “Instrument”), to all beneficial owners at least 21 days before the date fixed for the Meeting;

(b)	arrangements have been made to carry out all of the requirements of the Instrument in addition to those described in subparagraph (a) and

(c)	Timmins Gold Corp. is relying on section 2.20 of the Instrument to abridge the time prescribed in subsection 2.5(1) of the Instrument.

/s/ “Leslie Kapusianyk”
Leslie Kapusianyk
Corporate Secretary
Signature of officer and position